UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under the

Securities Exchange Act of 1934

For the month of December 2025

Commission File Number: 001-41709

 SEALSQ CORP

(Exact Name of Registrant as Specified in Charter)

N/A

(Translation of Registrant’s name into English)

British Virgin Islands	Avenue Louis-Casaï 58 1216 Cointrin, Switzerland	Not Applicable

(State or other jurisdiction of incorporation or organization)	(Address of principal executive office)	(I.R.S. Employer Identification No.)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F         ☐ Form 40-F

SEALSQ Corp (“SEALSQ” or the “Company”) has provided an update on the market adoption of its post-quantum secure chip, the “Quantum shield - QS7001.” SEALSQ has strengthened its collaboration network with industry consortia, integrators and standards bodies to accelerate scalable deployment of its quantum-resistant products worldwide and has entered into commercial discussions with up to 115 potential customers who have expressed strong interest. The Company has deployments and pilot programs underway in North America, Europe and Asia Pacific. Since the commercial launch of “Quantum shield - QS7001,” the Company has seen a surge in the number of qualified leads and design-ins, leading to the growth of pipeline of opportunities for QS7001 and Qvault TPM to an estimated $49.8 million as of December 15, 2025, for the period covering 2026 to 2028, up from an approximately $11.4 million estimated pipeline at the same time in the previous year, a strong indicator of accelerating demand for quantum-resistant security solutions among global OEMs and enterprise customers. The QS7001 and Qvault TPM forms part of SEALSQ’s total pipeline that, as of December 15, 2025, sits at an estimated $200 million for the period covering 2026 to 2028.

Forward-Looking Statements

This Current Report on Form 6-K expressly or implicitly contains certain forward-looking statements concerning SEALSQ Corp and its businesses. Forward-looking statements include statements regarding our business strategy, pipeline estimates, financial performance, results of operations, market data, events or developments that we expect or anticipate will occur in the future, as well as any other statements which are not historical facts. Although we believe that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates which are inherently subject to significant uncertainties and contingencies, many of which are beyond our control. Actual results may differ materially from those expressed or implied by such forward-looking statements. Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the timing of the launch of key products; the desire of customers to purchase the Quantum shield - QS7001; SEALSQ's ability to continue beneficial transactions with material parties, including a limited number of significant customers; market demand and semiconductor industry conditions; and the risks discussed in SEALSQ's filings with the SEC. Risks and uncertainties are further described in reports filed by SEALSQ with the SEC. SEALSQ Corp is providing this Current Report on Form 6-K as of this date and does not undertake to update any forward-looking statements contained herein as a result of new information, future events or otherwise.

The information contained in this Report on Form 6-K is hereby incorporated by reference into the registration statement on Form F-3 of the Company (File No. 333-290963), as amended, and the registration statement on Form S-8 of the Company (File No. 333-287139), and into the base prospectus and any prospectus supplement outstanding under each of the foregoing registration statements, to the extent not superseded by documents or reports subsequently filed or furnished by the Company under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 18, 2025	SEALSQ CORP

	By:	/s/ Carlos Moreira
Name: Carlos Moreira
Title: Chief Executive Officer

	By:	/s/ John O’Hara
Name: John O’Hara
Title: Chief Financial Officer